Oya Active, Inc. (the "Company") a Wyoming Corporation

Financial Statements

As of inception – December 31, 2025

Oya Active, Inc.
Balance Sheet

OYA ACTIVE INC
Balance Sheet (GAAP)
As of December 31, 2025

	Dec 31, 2025 ($)
ASSETS	
Current Assets	
Cash — Mercury Business Checking Account	298.82
Cash — Shopify Wallet (post-event sale received Oct 20	25
Accounts Receivable — Unity Cup Sales (Note A)	14,334.52
Inventory — at Fully Loaded Cost (Note B)	5,998.82
Total Current Assets	**20,657.16**
TOTAL ASSETS	**20,657.16**
LIABILITIES & STOCKHOLDERS' EQUITY	
Current Liabilities	
Chase Credit Card Payable	3,345.43
Accrued Liability — Disputed Freight Charge (Note C	1,450.00
Due to Officer — Mileage Reimbursement (Note D)	2,553.60
Total Current Liabilities	**7,349.03**
Stockholders' Equity	
Paid-in Capital — Owner Contributions (Note E)	27,037.26
Retained Earnings — Net Loss FY2025	(13,729.13)
Total Stockholders' Equity	**13,308.13**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**20,657.16**

Balance check (Assets − L&E) = 0.00 ✓BALANCED

Oya Active, Inc.
Income Statement

OYA ACTIVE INC

Statement of Operations — Accrual Basis (GAAP)

For the Year Ended December 31, 2025

	FY 2025 ($)	% of Revenue
REVENUE		
Unity Cup Sales (earned; A/R — unpaid at year-end	14,334.52	
Shopify Sale — Post-Event (27 Oct 2025)	25.00	
Class Sale — Post-Event (13 Nov 2025)	190.00	
Total Revenue	**14,549.52**	
COST OF GOODS SOLD		
Beginning Inventory	-	
Add: Inventory Capitalised (purchases + inbound fre	16,611.22	
Less: Ending Inventory	(5,998.82)	
Total Cost of Goods Sold	**4,625.54**	
GROSS PROFIT	**9,923.98**	**68.2%**
OPERATING EXPENSES		
Supplies & Packaging		
Samples — Pre-Launch	501.74	
Packaging Supplies (Shopping Bags — 500 units)	983.15	
Shipping Materials (Boxes & Poly Mailers)	153.38	
Paper Tags & Labels — Vistaprint	173.38	
Storage & Shelving — Home Depot	410.33	
Thermal Label Printer	75.45	
Business Formation & Legal		
Business Registration — Wyoming (Incfile)	154.00	
US Patent & Trademark Office — Oya	350.00	
Texas Foreign Entity Registration	750.00	
Texas Service Charge	20.25	
Software & Subscriptions		
Shopify (net of $94.87 disputed refund)	237.66	
Xero Accounting Software	210.10	
Zoho Mail	1.07	
Marketing & Advertising		
Meta Advertising	193.76	
Photo Shoot — Danny	400.00	
Video Production (50 Frames + Studio 22 deposit)	427.38	
PR & Brand Promotion	760.00	
Design Services	256.00	
Photo Shoot Props & Equipment	95.59	
Travel & Entertainment		
Transportation — Uber (Unity Cup Event)	666.13	
Flights — ISPO Munich Trade Show	1,897.53	
Hotel — ISPO Munich (Hilton Garden)	873.25	
Conference Registration — ISPO Munich	294.37	
Business Meals & Entertainment	54.04	

Logistics & Operations

Repatriation Freight — UK to US (period expense)	3,315.18
Bank & Wire Fees (net of Mercury cashback)	231.45
Virtual Mailbox / Registered Agent	177.46

Non-Cash Charges

Promotional Items Given Away — at loaded cost	4,062.35
Inventory Write-Off (Lost & Discarded) — at loaded c	1,924.51
Business Mileage — 3,648 mi @ $0.70 IRS rate	2,553.60

Accrued Expenses

Accrued Disputed Freight Charge (in negotiation)	1,450.00

Total Operating Expenses	**23,653.11**

NET LOSS FROM OPERATIONS	**(13,729.13)**	**-94.4%**

Oya Active, Inc.
Statement of Cash Flows

OYA ACTIVE INC

Statement of Cash Flows — Indirect Method (GAAP)

For the Year Ended December 31, 2025

	FY 2025 ($)
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(13,729.13)
Changes in Working Capital:	
Accounts Receivable — increase (revenue earned, cash	(14,334.52)
Inventory — net increase (ending balance at loaded cost	(5,998.82)
Chase Credit Card Payable — increase (expenses charge	3,345.43
Accrued Liability — Disputed Freight (expensed, not yet p	1,450.00
Due to Officer — Mileage Reimbursement (expensed, not	2,553.60
Net Cash Used in Operating Activities	**(26,713.44)**
CASH FLOWS FROM INVESTING ACTIVITIES	
No investing activities during the period	—
Net Cash from Investing Activities	**-**
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner Capital Contributions — personal funds deployed	27,037.26
Net Cash from Financing Activities	**27,037.26**
NET INCREASE IN CASH	**323.82**
Cash — Beginning of Year (inception)	-
Cash — End of Year (Mercury $298.82 + Shopify Walle	**323.82**

Cash flow check: Net change $323.82 ties to ending cash (Mercury $298.82 + Shopify Wallet $25.00 = $323.82) ✓BALANCED

Oya Active, Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec 31, 2025
Opening Balance	$0.00
Net loss	-$13,729.13
Owner Contributions	$27,037.26
Ending Balance	$13,308.13

Oya Active, Inc.
Notes to the Financial Statements
As of inception – December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Oya Active, Inc. (the "Company") is a corporation organized on May 5, 2025 under the laws of Wyoming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.